AMERICAN TIRE DISTRIBUTORS, INC.

12200 Herbert Wayne Court, Suite 150

Huntersville, North Carolina 28078

February 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel, Attorney-Advisor

Re:	American Tire Distributors, Inc.
Registration Statement on Form S-4
File No. 333-171292 & -01 to -02

Dear Mr. Stickel:

We hereby request that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) on February 11, 2011 at 11:00 a.m. (local time) or as soon as practical thereafter.

Through this letter, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please call the undersigned at (704) 992-2000.

Very truly yours,

By: /s/ J. Michael Gaither

J. Michael Gaither

Executive Vice President, General Counsel and

Secretary